COMSTOCK MINING INC.

April 7, 2022

VIA EDGAR Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attn: Cheryl Brown

Re:    Comstock Mining Inc.
Registration Statement on Form S-3
Originally Filed: March 28, 2022
Amendment No. 1 Filed: April 6, 2022
File Number 333-263930
Dear Ms. Brown:
On behalf of Comstock Mining Inc., a Nevada corporation (the “Company”), and pursuant to Rule 461 under the Securities Act of 1933, as amended, we respectfully request acceleration of effectiveness of the above-referenced registration statement for Monday, April 11, 2022, at 4:00 p.m., Eastern time, or as soon thereafter as practicable. In connection with the foregoing, the Company hereby acknowledges that:
•Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For purposes of Rules 460 and 461, there is no underwriter.
Please confirm the date and time of effectiveness of the registration statement to our counsel, Clyde Tinnen at Foley & Lardner LLP, at (414) 297-5026.
Very truly yours,

Comstock Mining Inc.

By: _/s/ Corrado DeGasperis
Name: Corrado DeGasperis, Executive Chairman & CEO
4864-4939-3946.1